UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Henliyanto Ngadini and Appointment of Mr. Wong Tai Kok

On June 12, 2026, Mr. Henliyanto Ngadini tendered his resignation as an Independent Director and Chair of Nomination Committee of Ohmyhome Limited (the “Company”) effective from June 12, 2026. Mr. Henliyanto Ngadini’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On June 12, 2026, approved by the Board of Directors, the Nomination Committee and the Compensation Committee, Mr. Wong Tai Kok was appointed as an Independent Director and Chair of Nomination Committee of the Company, effective from June 12, 2026.

The biographical information of Mr. Wong Tai Kok is set forth below:

Mr. Wong Tai Kok has more than 5 years of experience in Finance. From February 2021 to January 2023, Mr. Wong served as a senior bookkeeper at Philip Tong & Co., where he was responsible for bookkeeping, financial reconciliation, voucher review, tax declaration coordination, account verification and guiding juniors. From January 2023 to December 2025, Mr. Wong worked as an external financial consultant at Tropico Sdn Bhd. In this position, Mr. Wong provided financial consulting services and compliance guidance for the company. Mr. Wong obtained a Diploma in Accounting from Sibu Community College in 1984.

Mr. Wong Tai Kok does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On June 12, 2026, Mr. Wong Tai Kok has received and signed the offer letter provided by the Company. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Wong Tai Kok is entitled to compensation of US$10,000 for each calendar year, payable on a yearly basis.

The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Wong Tai Kok

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2026	Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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